Exhibit 99.2
INDUCEMENT NONQUALIFIED STOCK OPTION AGREEMENT
SUBJECT TO THE
FRESHPET, INC. 2014 OMNIBUS INCENTIVE PLAN

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Participant:  William B. Cyr

Grant Date:  September 6, 2016

Per Share Exercise Price:  $10.23

Number of Shares subject to this Option:  1,000,000

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THIS INDUCEMENT NON-QUALIFIED STOCK OPTION AWARD AGREEMENT (this “Agreement”), dated as of the Grant Date specified above, is entered into by and between Freshpet, Inc., a corporation organized in the State of Delaware (the “Company”), and the Participant specified above;

WHEREAS, the Option granted herein has been granted as an “inducement” award under NASDAQ Marketplace Rules and, accordingly, has been granted outside of the Freshpet, Inc. 2014 Omnibus Incentive Plan, as in effect and as amended from time to time (the “Plan”), which is administered by the Committee; and

WHEREAS, notwithstanding that the Option has been granted outside the Plan, the Option will be governed in all respects as if issued under the Plan.

NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter set forth and for other good and valuable consideration, the parties hereto hereby mutually covenant and agree as follows:

1.          Incorporation By Reference; Plan Document Receipt.  Notwithstanding that the Option granted herein has been granted as an “inducement” award under NASDAQ Marketplace Rules outside of the Plan, this Agreement and the Option granted herein are subject in all respects to the terms and provisions of the Plan (including, without limitation, any amendments thereto adopted at any time and from time to time unless such amendments are expressly intended not to apply to the Award provided hereunder), all of which terms and provisions are made a part of and incorporated in this Agreement as if they were each expressly set forth herein.  Any capitalized term not defined in this Agreement shall have the same meaning as is ascribed thereto in the Plan.  The Participant hereby acknowledges receipt of a true copy of the Plan and that the Participant has read the Plan carefully and fully understands its content.  In the event of any conflict between the terms of this Agreement and the terms of the Plan, the terms of the Plan shall control.  No part of the Option granted hereby is intended to qualify as an “incentive stock option” under Section 422 of the Code.

2.          Grant of Option.  The Company hereby grants to the Participant, as of the Grant Date specified above, a Non‑Qualified Stock Option (this “Option”) to acquire from the Company at the Per Share Exercise Price specified above, the aggregate number of shares of Common Stock specified above (the “Option Shares”).  Except as otherwise provided by the Plan, the Participant agrees and understands that nothing contained in this Agreement provides, or is intended to provide, the Participant with any protection against potential future dilution of the Participant’s interest in the Company for any reason.  The Participant shall have no rights as a stockholder with respect to any shares of Common Stock covered by the Option unless and until the Participant has become the holder of record of such shares, and no adjustments shall be made for dividends in cash or other property, distributions or other rights in respect of any such shares, except as otherwise specifically provided for in the Plan or this Agreement.

3.          Vesting and Exercise.

(a)          Time-Based Vesting.  Fifty percent (50%) of the Option Shares subject to the Option shall vest and become exercisable as follows, provided that the Participant has not incurred a Termination prior to the applicable vesting date (the “Time-Based Tranche”):

Time-Based Tranche Vesting Date	Percentage of Option Shares Subject to Time-Based Tranche
First Anniversary of Grant Date	25%
Second Anniversary of Grant Date	50%
Third Anniversary of Grant Date	75%
Fourth Anniversary of Grant Date	100%

There shall be no proportionate or partial vesting in the periods prior to each vesting date set forth above and all vesting shall occur only on the appropriate vesting date, subject to the Participant’s continued service with the Company or any of its Subsidiaries or Affiliates on each applicable vesting date.  Upon expiration of the Option, the Option shall be cancelled and no longer exercisable.

Notwithstanding the foregoing, in the event of the Participant’s Termination by the Company without “Cause” or by the Participant for “Good Reason” (each, as defined in the Employment Agreement by and between the Company and the Participant dated as of July ____, 2016 (the “Employment Agreement”)), a pro-rated portion of the Time-Based Tranche that would have vested on the next applicable vesting date immediately following the date of such Termination had the Participant remained employed by the Company through such date (calculated by multiplying the number of Options subject to such Time-Based Tranche by a fraction, the numerator of which is the number of days between the last time-vesting date immediately preceding the date of the Participant’s Termination and the date of such termination and the denominator of which is 365) shall become vested and exercisable, and shall remain exercisable in accordance with the otherwise applicable provisions hereof.

(b)          Performance-Based Vesting.

(i)          General.  Fifty percent (50%) of the Option Shares subject to the Option shall vest and become exercisable as described below, provided that the Participant has not incurred a Termination prior to the applicable “Performance Vesting Date” as defined below (the “Performance-Based Tranche”).  The Performance-Based Tranche will become vested and exercisable on December 31 2020 (the “Performance Vesting Date”), subject to the Company’s achievement of an “Adjusted EBITDA” (as defined below) level for calendar year 2020 such that (A) 0% of the Performance-Based Tranche shall vest in the event that the Company’s Adjusted EBITDA for 2020 is lower than $40 million, (B) 50% of the Performance-Based Tranche shall vest in the event that the Company’s Adjusted EBITDA for 2020 equals $40 million, (C) 75% of the Performance-Based Tranche shall vest in the event that the Company’s Adjusted EBITDA for 2020 equals $50 million, (D) 100% of the Performance-Based Tranche shall vest in the event that the Company’s Adjusted EBITDA for 2020 equals or exceeds $60 million, and (E) the number of the Option Shares subject to the Performance-Based Tranche shall vest in the event that the Company’s Adjusted EBITDA for the applicable year is between $40 million and $60 million shall be determined using straight-line interpolation between the applicable performance metrics (so that, for example, 87.5% of the Performance-Based Tranche would vest in the event that the Company’s Adjusted EBITDA for 2020 equals $55 million), provided that the Participant has not incurred a Termination prior to the Performance Vesting Date.  The effective date of vesting shall be the Performance Vesting Date even though Adjusted EBITDA for the related period may not be determined until a date thereafter, and there shall be no proportionate vesting for the Company’s achievement of Adjusted EBITDA levels that are less than $40 million.

Notwithstanding the foregoing, in the event of the Participant’s Termination by the Company without Cause or by the Participant for Good Reason, a pro-rated portion of the Performance-Based Tranche (calculated by multiplying the number of Options subject to the Performance-Based Tranche by a fraction, the numerator of which is the number of days between the Grant Date and the date of such Termination and the denominator of which is the number of days between the Grant Date and the Performance Vesting Date) shall remain outstanding and eligible to vest in accordance with the terms of this Section 3(b)(i) based on the achievement of the Company’s Adjusted EBITDA on the Performance Vesting Date, and, to the extent that such portion of the Performance-Based Tranche ultimately vests, shall remain exercisable in accordance with the otherwise applicable provisions hereof.

(ii)          Definition of Adjusted EBITDA.  For purposes hereof, the term “Adjusted EBITDA” shall mean, for any applicable period, the Company’s net income plus taxes plus interest plus depreciation and amortization plus options expense plus new equipment start up plus $1,100 per new store plus non-capitalized chiller freight plus loss on disposal of equipment, as calculated in good faith by the Committee, all as determined in accordance with U.S. generally accepted accounting principles consistently applied with the Company’s customary public reporting practices.  In connection with any Adjusted EBITDA determination required hereunder, the Committee may exclude, or adjust to reflect, the impact of any event or occurrence that the Committee determines in its good-faith discretion and uniformly applies to all participants under the Plan, should be appropriately excluded or adjusted, including (A) restructurings, discontinued operations, extraordinary items or events (including add-on acquisitions and divestitures), and other unusual or non-recurring charges (including expenses incurred with acquisitions and divestitures, and expenses associated with compensatory equity grants), (B) an event either not directly related to the operations of the Company or not within the reasonable control of the Company’s management, (C) losses incurred as a result of any goodwill impairment, or (D) a change in tax law or accounting standards required by U.S. generally accepted accounting principles.

(c)          Change in Control.

(i)          Time-Based Tranche.  Upon the occurrence of a Change in Control, 100% of the Options subject to the Time-Based Tranche shall fully vest upon the consummation of the Change in Control, provided (i) that the Participant has not incurred a Termination prior to the date of consummation of the Change in Control, or (ii) the Participant’s termination occurred because of Good Reason or without Cause (as defined in the Employment Agreement) and within three (3) months of the Change in Control.

(ii)          Performance-Based Tranche.  Upon the occurrence of a Change in Control, provided:  (A) that the Participant has not incurred a Termination prior to the date of consummation of the Change in Control or (B) that the Participant has incurred a Termination prior to the date of consummation of the Change in Control but the Termination was for Good Reason or without Cause (each as defined in the Employment Agreement) and occurred within three (3) months of the Change in Control, a pro-rated portion of the Performance-Based Tranche shall become vested and exercisable, and shall remain exercisable in accordance with the otherwise applicable provisions hereof, with such pro-rated portion calculated by the Board based on Adjusted EBITDA for the twelve (12) month period immediately preceding the date of consummation of the Change in Control (and, for the avoidance of doubt, determined in accordance with Section 3(b)(i) above, including with respect to (x) the thresholds set forth therein and (y) the percentage of such pro-rata portion that actually vests based on achievement between the thresholds set forth in Section 3(b)(i) above) and by multiplying the number of Options subject to the Performance-Based Tranche by a fraction, the numerator of which is the number of days between the Grant Date and the date of Change in Control and the denominator of which is the number of days between the Grant Date and the Performance Vesting Date.  Any portion of the Performance-Based Tranche that remains unvested after giving effect to this Section 3(c)(ii) shall remain outstanding and eligible to vest in accordance with the terms of this Agreement.

(iii)          Accelerated Vesting.  Notwithstanding anything to the contrary herein, 100% of the Option Shares shall fully vest upon a Change in Control if and only if the per share price received by holders of the Company’s Common Stock as a result of such Change in Control equals or exceeds three times (3x) the Per Share Exercise Price, provided that the Participant has not incurred a Termination prior to the date of consummation of the Change in Control.

(d)          Committee Discretion.  The Committee shall in good faith make all determinations necessary or appropriate to determine whether the Performance-Based Tranche has become vested.  The Committee’s determinations shall be final, binding and conclusive upon all parties, absent manifest error or bad faith.  Notwithstanding any other provision herein to the contrary, the Committee may, in its sole discretion, provide for accelerated vesting of all or any portion of the Option at any time and for any reason, including in connection with a Change in Control.

(e)          Expiration.  Unless earlier terminated in accordance with the terms and provisions of the Plan and/or this Agreement, all portions of the Option (whether vested or not vested) shall expire and shall no longer be exercisable after the expiration of ten (10) years from the Grant Date.

4.          Termination.  Subject to the terms of the Plan and this Agreement, the Option, to the extent vested at the time of the Participant’s Termination, shall remain exercisable as follows:

(a)          Termination due to Death or Disability.  In the event of the Participant’s Termination by reason of death or Disability, the vested portion of the Option shall remain exercisable until the earlier of (i) one (1) year from the date of such Termination, and (ii) the expiration of the stated term of the Option pursuant to Section 3(e) hereof; provided, however, that in the event that such Termination occurs prior to the Committee’s written certification of the actual Adjusted EBITDA level achieved by the Company for the calendar year ending prior to the calendar year in which such Termination occurs, any portion of the Option that is eligible to become vested in accordance with Section 3(b) hereof based on the actual Adjusted EBITDA level achieved by the Company for such preceding calendar year shall remain outstanding until such performance level (and vesting) can be certified in a written resolution approved by the Committee, and shall become exercisable (to the extent that it becomes so vested) until the earlier of (x) one (1) year from the date on which the actual Adjusted EBITDA level achieved by the Company for such preceding calendar year is so certified, and (y) the expiration of the stated term of the Option pursuant to Section 3(e) hereof.

(b)          Involuntary Termination Without Cause; Voluntary Resignation With Good Reason.  In the event of the Participant’s involuntary Termination by the Company without Cause or by the Participant with Good Reason, the vested portion of the Option shall remain exercisable until the earlier of (i) ninety (90) days from the date of such Termination, and (ii) the expiration of the stated term of the Option pursuant to Section 3(e) hereof; provided, however, that in the event that such Termination occurs prior to the Committee’s written certification of the actual Adjusted EBITDA level achieved by the Company for 2020, any portion of the Option that is eligible to become vested in accordance with Section 3(b) hereof shall remain outstanding until such performance level (and vesting) can be certified in a written resolution approved by the Committee, and shall become exercisable (to the extent that it becomes so vested) until the earlier of (x) ninety (90) days from the date on which the actual Adjusted EBITDA level achieved by the Company is so certified, and (y) the expiration of the stated term of the Option pursuant to Section 3(e) hereof.

(c)          Voluntary Resignation.  In the event of the Participant’s voluntary Termination (other than a voluntary Termination described in Sections 4(b) and 4(d) hereof), the vested portion of the Option shall remain exercisable until the earlier of (i) thirty (30) days from the date of such Termination, and (ii) the expiration of the stated term of the Option pursuant to Section 3(e) hereof; provided, however, that in the event that such Termination occurs prior to the Committee’s written certification of the actual Adjusted EBITDA level achieved by the Company for 2020, any portion of the Option that is eligible to become vested in accordance with Section 3(b) hereof shall remain outstanding until such performance level (and vesting) can be certified in a written resolution approved by the Committee, and shall become exercisable (to the extent that it becomes so vested) until the earlier of (x) thirty (30) days from the date on which the actual Adjusted EBITDA level achieved by the Company is so certified, and (y) the expiration of the stated term of the Option pursuant to Section 3(e) hereof.

(d)          Termination for Cause.  In the event of the Participant’s Termination for Cause, or in the event of the Participant’s voluntary Termination (as provided in Section 4(b) and 4(c) hereof) after the Participant’s receipt of notice from the Company of the Participant’s Termination for Cause, the Participant’s entire Option (whether or not vested) shall terminate and expire upon such Termination.

(e)          Treatment of Unvested Options upon Termination.  Except as provided in Sections 3(b) and 3(c) hereof, any portion of the Option that is not vested or, with respect to the Performance-Based Tranche, that does not remain eligible for vesting, in each case, as of the date of the Participant’s Termination for any reason shall terminate and expire as of the date of such Termination.

5.          Method of Exercise and Payment.  Subject to Section 8 hereof, to the extent that the Option has become vested and exercisable with respect to a number of shares of Common Stock as provided herein, the Option may thereafter be exercised by the Participant, in whole or in part, at any time or from time to time prior to the expiration of the Option as provided herein and in accordance with Sections 6.4(c) and 6.4(d) of the Plan, including, without limitation, by the filing of any written form of exercise notice as may be required by the Committee.  The Participant shall deliver with the written notice of exercise described above payment of the full Exercise Price for the Option Shares plus any tax withholding due upon exercise which shall be made: (a) in accordance with Section 6.4(d) of the Plan; (b) by delivery or attestation of ownership of a number of shares of Common Stock having a fair market value as of the Exercise Date equal to the product of the Per Share Exercise Price multiplied by the number of shares of Common Stock the Participant desires to purchase upon exercise, plus the related tax withholdings; (c) by electing at exercise to use a net exercise procedure under which the Exercise Price and/or related tax withholdings are subtracted from the shares of Common Stock otherwise issuable on exercise; or (d) by any combination of the foregoing.

6.          Non-Transferability.  The Option, and any rights and interests with respect thereto, issued under this Agreement and the Plan shall not be sold, exchanged, transferred, assigned or otherwise disposed of in any way by the Participant (or any beneficiary of the Participant), other than by testamentary disposition by the Participant or the laws of descent and distribution.  Notwithstanding the foregoing, the Committee may, in its sole discretion, permit the Option to be Transferred to a Family Member for no value, provided that such Transfer shall only be valid upon execution of a written instrument in form and substance acceptable to the Committee in its sole discretion evidencing such Transfer and the transferee’s acceptance thereof signed by the Participant and the transferee, and provided, further, that the Option may not be subsequently Transferred other than by will or by the laws of descent and distribution or to another Family Member (as permitted by the Committee in its sole discretion) in accordance with the terms of the Plan and this Agreement, and shall remain subject to the terms of the Plan and this Agreement.  Any attempt to sell, exchange, transfer, assign, pledge, encumber or otherwise dispose of or hypothecate in any way the Option, or the levy of any execution, attachment or similar legal process upon the Option, contrary to the terms and provisions of this Agreement and/or the Plan shall be null and void and without legal force or effect.

7.          Governing Law.  All questions concerning the construction, validity and interpretation of this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the choice of law principles thereof.

8.          Withholding of Tax.  The Company shall have the power and the right to deduct or withhold, or require the Participant to remit to the Company, an amount sufficient to satisfy any federal, state, local and foreign taxes of any kind (including, but not limited to, the Participant’s FICA and SDI obligations) which the Company, in its sole discretion, deems necessary to be withheld or remitted to comply with the Code and/or any other applicable law, rule or regulation with respect to the Option and, if the Participant fails to do so, the Company may otherwise refuse to issue or transfer any shares of Common Stock otherwise required to be issued pursuant to this Agreement.  Any minimum statutorily required withholding obligation with regard to the Participant may be satisfied by reducing the amount of cash or shares of Common Stock otherwise deliverable upon exercise of the Option.

9.          Entire Agreement; Amendment.  This Agreement, together with the Plan, contains the entire agreement between the parties hereto with respect to the subject matter contained herein, and supersedes all prior agreements or prior understandings, whether written or oral, between the parties relating to such subject matter.  The Committee shall have the right, in its sole discretion, to modify or amend this Agreement from time to time in accordance with and as provided in the Plan.  This Agreement may also be modified or amended by a writing signed by both the Company and the Participant.  The Company shall give written notice to the Participant of any such modification or amendment of this Agreement as soon as practicable after the adoption thereof.

10.          Notices.  Any notice hereunder by the Participant shall be given to the Company in writing and such notice shall be deemed duly given only upon receipt thereof by the General Counsel of the Company.  Any notice hereunder by the Company shall be given to the Participant in writing and such notice shall be deemed duly given only upon receipt thereof at such address as the Participant may have on file with the Company.

11.          No Right to Employment.  Any questions as to whether and when there has been a Termination and the cause of such Termination shall be determined in the sole discretion of the Committee.  Nothing in this Agreement shall interfere with or limit in any way the right of the Company, its Subsidiaries or its Affiliates to terminate the Participant’s employment or service at any time, for any reason and with or without Cause.

12.          Transfer of Personal Data.  The Participant authorizes, agrees and unambiguously consents to the transmission by the Company (or any Subsidiary) of any personal data information related to the Option awarded under this Agreement for legitimate business purposes (including, without limitation, the administration of the Plan).  This authorization and consent is freely given by the Participant.

13.          Compliance with Laws.  The issuance of the Option (and the Option Shares upon exercise of the Option) pursuant to this Agreement shall be subject to, and shall comply with, any applicable requirements of any foreign and U.S. federal and state securities laws, rules and regulations (including, without limitation, the provisions of the Securities Act, the Exchange Act and in each case any respective rules and regulations promulgated thereunder) and any other law or regulation applicable thereto.  The Company shall not be obligated to issue the Option or any of the Option Shares pursuant to this Agreement if any such issuance would violate any such requirements.

14.          Section 409A.  Notwithstanding anything herein or in the Plan to the contrary, the Option is intended to be exempt from the applicable requirements of Section 409A of the Code and shall be limited, construed and interpreted in accordance with such intent.

15.          Binding Agreement; Assignment.  This Agreement shall inure to the benefit of, be binding upon, and be enforceable by the Company and its successors and assigns.  The Participant shall not assign (except in accordance with Section 6 hereof) any part of this Agreement without the prior express written consent of the Company.

16.          Headings.  The titles and headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

17.          Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.

18.          Further Assurances.  Each party hereto shall do and perform (or shall cause to be done and performed) all such further acts and shall execute and deliver all such other agreements, certificates, instruments and documents as either party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the Plan and the consummation of the transactions contemplated thereunder.

19.          Severability.  The invalidity or unenforceability of any provisions of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of any provision of this Agreement in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

20.          Acquired Rights.  The Participant acknowledges and agrees that:  (a) the Company may terminate or amend the Plan at any time; (b) the award of the Option made under this Agreement is completely independent of any other award or grant and is made at the sole discretion of the Company; (c) no past grants or awards (including, without limitation, the Option awarded hereunder) give the Participant any right to any grants or awards in the future whatsoever; and (d) any benefits granted under this Agreement are not part of the Participant’s ordinary salary, and shall not be considered as part of such salary in the event of severance, redundancy or resignation.

21.          Restrictive Covenants.

(a)          Incorporation by Reference.  The restrictive covenant obligations set forth in Sections 7 through 9 of the Employment Agreement are incorporated herein by reference and shall have the same legal force and effect as if fully set forth herein.

(b)          Remedies.  The Participant acknowledges and agrees that the Company’s remedies at law for a breach or threatened breach of any of the provisions of this Section 21 would be inadequate and, in recognition of this fact, the Participant agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company, without posting any bond or other security, shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available, without the necessity of showing actual monetary damages.  In addition, in the event of any violation by the Participant of this Section 21, (i) any portion of the Option outstanding at the time of such violation shall be deemed to have been immediately forfeited and cancelled as of the date of such violation without any consideration being paid therefor and otherwise without any further action of the Company whatsoever, (ii) all Option Shares that are then outstanding and held by the Participant will be immediately forfeited in exchange for a refund of a cash amount equal to the lesser of (x) the original exercise price or purchase price (as applicable), if any, for such Option Shares, and (y) the Fair Market Value of the Option Shares as of the date of such forfeiture, and (iii) the Company shall be entitled to recover from the Participant, and the Participant shall pay over to the Company, an amount equal to any “net gain” realized pursuant to the Option (whether at the time of exercise, a subsequent sale of the Option Shares or otherwise) during the one-year period prior to such violation.  For this purpose, “net gain” means an amount equal to the gain realized pursuant to the Option, less any brokerage or transaction expenses and taxes incurred as a result of such gain.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

FRESHPET, INC.

By:	/s/ Stephen Macchiaverna

Name:	Stephen Macchiaverna

Title:	SVP, Controller & Secretary

PARTICIPANT

/s/ William B. Cyr
Name: William B. Cyr